UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

                                                                                                          Commission File Number 001-31711

Home Solutions of America, Inc. The American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1500 Dragon Street, Suite B, Dallas, Texas 75207
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, par value $.001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

□	17 CFR 240.12d2-2(a)(1)
□	17 CFR 240.12d2-2(a)(2)
□	17 CFR 240.12d2-2(a)(3)
□	17 CFR 240.12d2-2(a)(4)
□	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Home Solutions of America, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 14, 2006	By /s/ Frank J. Fradella	Chief Executive Officer
Date	Name: Frank J. Fradella	Title

[1]       Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.

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